Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

July 23, 2018

VIA EDGAR TRANSMISSION

Ms. Kim Browning

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FEG Absolute Access Fund I LLC (the “Fund” or the “Registrant”)
(1933 Act Registration No. 333-199556; 1940 Act Registration No. 811-22527)

Dear Ms. Browning:

Set forth below are our responses to the comments that you provided on the Fund’s amendment to its registration statement on Form N-2 (the “Registration Statement”) via telephone on July 12, 2018. Page references are to the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on June 1, 2018. Defined terms have the same meanings as in the Registration Statement filed on June 1, 2018 unless otherwise defined herein.

1.         Comment: Please confirm that the Fund’s name has not changed since the previous Registration Statement filing. Going forward, in the cover letter for any updated Registration Statement filing, please note any material changes to such Registration Statement since the prior Registration Statement.

Response: The Registrant confirms that the name of the Fund has not changed since the previous filing. Going forward, the Registrant will note any material changes to the Registration Statement in any updated Registration Statement filing in the cover letter accompanying such Registration Statement.

2.         Comment: Please complete the “Control Persons and Principal Shareholders” section of the SAI and file an updated POS 8C reflecting this change.

Response: The Registrant will do so.

Ms. Kim Browning

July 23, 2018

3.         Comment: Below the “Calculation of Registration Fee” table on the cover page, please note by footnote (i) that no new Units are being registered and (ii) the filing that registered the Units listed in the table. In references to Units, please reflect that the Units were previously registered, rather than referring to them as Units being registered by this Registration Statement.

Response: The Registrant will make the requested changes.

4.         Comment: The cover page provides that the amount of the registration fee was $59,976. Item 27 in the Part C provides that registration fees totaled $24,276. Please explain the difference between these two figures. We may have additional comments based on your response.

Response: As the Registrant is not registering any new securities with this Registration Statement, and all securities offered by the Registrant were registered in prior Registration Statements, the Registrant will amend Item 27 in the Part C to provide that the expenses in connection with the issuance and distribution of the securities being registered are $0.

5.         Comment: In the first footnote below the “Calculation of Registration Fee” table on the cover page, please note the subsection of Rule 457 under the Securities Act of 1933 pursuant to which the registration fee was calculated.

Response: The Registrant will make the requested change.

6.         Comment: Footnote 1 to the “Total Offering” table on the first page of the Prospectus provides that “[t]he minimum initial investment is $50,000 and additional contributions from existing Members may be made in a minimum amount of $25,000. The minimum initial and subsequent subscription amounts may be reduced or waived as determined by the Board of Directors in its sole discretion.” The Registration Statement also provides that “[e]ach investor in the Fund must be an “accredited investor” within the meaning of Rule 501 under the Securities Act of 1933, as amended.” Please explain how the Board may waive the initial investment minimum and why it would not be imposed in all instances.

Response: In the “Purchasing Units” subsection of the “Summary of Principal Terms” section of the Prospectus and in the “Purchasing Units” section on page 49 of the Prospectus, the Registrant provides that “[t]he Fund may not accept initial investments of less than $25,000, except with respect to certain classes of investors (as, for example, with respect to key employees, officers or directors of the Fund, the Investment Manager or their affiliates).” The Board of Directors’ discretion to reduce or waive minimum initial and subsequent subscription amounts is subject to the foregoing restriction. The Registrant will edit the relevant disclosure to clarify this point.

Ms. Kim Browning

July 23, 2018

7.         Comment: The Registration Statement provides that the Fund has received exemptive relief from the Commission with respect to its multi-class structure. Please confirm disclosure required by Item 12(a)(2) of Form N-1A is included in the Registration Statement.

Response: Item 12(a)(2) of Form N-1A requires that registrants briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads. Class III is the only class of Units that charges a sales load. There are currently no arrangements that result in breakpoints in, or elimination of, sales loads for Class III Units.

8.         Comment: Footnote 3 to the “Total Offering” table on the first page of the Prospectus provides that “[o]ther expenses of issuance and distribution in connection with the issuance and distribution of the securities being registered total $204,276.” Please describe the nature of these expenses and note whether or not they have been paid and, if paid, who paid them. If applicable, please confirm such amounts are not subject to recoupment.

Response: Registrant will amend footnote 3 to read as follows: “The Registrant previously paid other expenses in connection with the issuance and distribution of the Units totaling $204,276.” As Form N-2 does not require further breakdown of these expenses in the footnotes to the “Total Offering” table, the Registrant respectfully declines to include this disclosure. These expenses are not subject to recoupment.

9.         Comment: Please confirm that no changes have been made to the Fund’s Distribution and Service Plan since the previous Registration Statement filing.

Response: Registrant so confirms.

10.       Comment: Please confirm definitional consistency with respect to references to “members” or “Members” throughout the Registration Statement.

Response: Registrant will do so.

11.       Comment: The Registration Statement refers to the Investor Questionnaire and Power of Attorney to be completed by prospective investors in order to be admitted to the Fund. Please provide the staff with the power of attorney provided to prospective investors. We may have additional comments.

Response: The Registrant will update references to the “Investor Questionnaire and Power of Attorney” to refer to the “Subscription Booklet.” By signing the Subscription Booklet, prospective investors agree to be bound by the terms of the Fund’s Second Amended and Restated Limited Liability Company Operating Agreement, which includes a power of attorney in section 8.2. The Subscription Booklet does not include a separate power of attorney.

Ms. Kim Browning

July 23, 2018

12.       Comment: With respect to the distribution and servicing fees to be paid by Class II and Class III Units, and consistent with Item 12(b) of Form N-1A, please include disclosure to the effect that (1) the Fund has adopted a plan under rule 12b-1 that allows the Fund to pay distribution fees for the sale and distribution of its shares; and (2) because these fees are paid out of the Fund’s assets on an on-going basis, over time these fees will increase the cost of a Member’s investment and may cost the Member more than paying other types of sales charges.

Response: The Registrant will make the requested change.

13.       Comment: In the “Reporting” subsection of the “Summary of Principal Terms” section, the Registrant provides that Cohen & Company, Ltd. “will serve” as the Fund’s independent registered public accounting firm. If Cohen & Company, Ltd. currently serves as the Fund’s independent registered public accounting firm, please reflect that.

Response: The Registrant will make the requested change.

14.       Comment: In the “Investment Management Fee” section on page 19 of the Prospectus, the Registrant provides that “[t]he Investment Management Fee is computed based on the net assets of FEG Absolute Access Fund as of the last day of each month, and is due and payable in arrears within five business days after the end of the month.” On page 52, the Registrant provides that each of the Fund and FEG Absolute Access Fund will calculate its net asset value as of the close of business at the end of each Fiscal Period. Please explain how the Fund will compute the Investment Management Fee on a monthly basis given the disclosure noted in the previous sentence.

Response: The Registrant provides on page 52 that “[e]ach of the Fund and FEG Absolute Access Fund will calculate its net asset value as of the close of business on the last business day of each calendar month and the last day of each Fiscal Period.” The Registrant’s practices with respect to the calculation of net asset value, as disclosed in the Prospectus, are consistent with the disclosure regarding the calculation of the Investment Management Fee.

15.       Comment: In the section “The Distributor” on page 20 of the Prospectus, the Registrant provides that an investor may be able to buy Units without a sales charge when (a) participating in an investment advisory or agency commission program under which the investor pays a fee to an investment advisor or other firm for portfolio management or brokerage services or (b) purchasing units through a financial services firm (such as a broker-dealer, investment adviser or financial institution that has a special arrangement with the Fund). Please specify (1) any such investment advisory or agency commission programs and (2) any such financial services firms.

Response: Only Class III Units are offered with a sales load. Currently, no Class III Units are outstanding, and no such arrangements as described above exist.

Ms. Kim Browning

July 23, 2018

16.       Comment: With respect to the Distribution and Servicing Fee, please provide disclosure making clear how the fee affects holders of Class II and Class III Units.

Response: Please see response to comment 12.

17.       Comment: In the “Turnover” subsection on page 36 in the “Strategy Risk” section of the Prospectus, the Registrant provides that “[s]ome of the investment strategies a Portfolio Fund may employ may require a high volume of trading. Therefore, turnover and brokerage commissions may be greater than for other investment entities of similar size.” If there are any other costs or expenses associated with high portfolio turnover that would affect investors in the Fund, such as tax-related expenses, please so disclose. We may have additional comments.

Response: The Fund invests all or substantially all of its assets in FEG Absolute Access Fund, which in turn invests in Portfolio Funds. Neither the Fund nor FEG Absolute Access Fund intends to engage in a high volume of trading. However, a high volume of trading in a Portfolio Fund could have negative tax implications for such Portfolio Fund, which, in turn, could indirectly impact the Fund. The Registrant will add the following sentence to the disclosure in the “Turnover” subsection: “A high volume of trading in a Portfolio Fund could also have negative tax implications for such fund, which, in turn, could negatively impact the Fund.”

18.       Comment: Please state that the Fund will repurchase Units at net asset value and when the Fund will calculate net asset value with respect to repurchases.

Response: The Registrant will make the requested change.

19.       Comment: Please revise the signature page in the Registration Statement to reflect which of the officers signing the Registration Statement is the principal executive officer, principal financial officer and principal accounting officer, consistent with Section 6(a) of the Securities Act of 1933.

Response: The requested change will be made.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2499 or, in my absence, to Andrew Seaberg at (215) 988-3328.

Very truly yours,

/s/ Carey L. Bell
Carey L. Bell

Ms. Kim Browning

July 23, 2018

cc:	Joshua B. Deringer, Esq. Andrew Seaberg Kevin Conroy